MEGARA

Christopher Francia <chris.francia@megara.us>

Help Kingdom Faire Secure It's New Home!

Kingdom Faire <info@kingdomfaire.com>
Reply-To: Kingdom Faire <info@kingdomfaire.com>
To: chris.francia@megara.us

Tue, Jul 5, 2022 at 2:01 PM

Kingdom Faire

Become Part of Our Story.

Kingdom Faire is ready to grow and expand, and recent events have provided us an ***extremely*** rare opportunity to acquire property and make a permanent home in the Hudson Valley. However, in order to make this happen we need to raise additional capital to secure on of these properties before **July 18th**. We are asking you: our fans, friends and family to invest in our business and help us build the next great immersive entertainment destination.

Learn More and Invest



Invest before July 18th!

In 2021, our team got together to create a new kind of immersive festival, with the goal of improving and advancing accessibility, fair pay and inclusivity for our performers, staff and guests. Despite the numerous hurdles that 2022 presented, our team was able to successfully launch the inaugural Kingdom Faire to great acclaim and support from newcomers and faire veterans alike.

Due in part to this initial success and our positive experiences working with the local municipalities and county, we have been presented with a very unique opportunity to purchase and develop a permanent home here. We cannot stress enough what a unique opportunity this is, especially given current market conditions. Though we had not planned to purchase property until the third year of operations, we feel we should strike while the iron is hot. As such, in order to do so we need your help and capital to move on this opportunity.

This is why we have partnered with WeFunder and are reaching out to you to help us take advantage of this once in a lifetime situation to make Kingdom Faire bigger and better than ever.

What is WeFunder?

WeFunder is like Kickstarter for investing; they allow anyone to invest in startups and businesses they love for as little as **$100**. Unlike Kickstarter, you are not buying a product or donating to an artist. Instead, you are ***investing*** in a business with the hope of earning a return on your investment.

Invest Now

What if I don't want to invest through WeFunder?

If you are an accredited investor you can email us at invest@megaraentertainment.com.

Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Any statements regarding future performance or growth are "forward looking statements" and should be regarded as such.

Our mailing address is:
Megara Inc.
8 The Grn Ste A
Dover, DE 19901-3618

MEGARA

Christopher Francia <chris.francia@megara.us>

A Faire by the People for the People

Kingdom Faire <info@kingdomfaire.com> Fri, Jul 8, 2022 at 11:29 AM
Reply-To: Kingdom Faire <info@kingdomfaire.com>
To: chris.francia@megara.us

Kingdom Faire

Own a Piece of Kingdom Faire

With your investment you will get to own a part of the incredible world of Kingdom Faire. This means you will share in the financial success of our business. With only **10 days left** for us to raise the capital, we need your help more than ever. If you have already contributed we want to **THANK YOU** for supporting us. If you haven't yet we ask that you do, because what we are building is special. If you can't support us with an investment we ask that you help spread the word to your network, the more people who learn about us increases the chance of our fundraising goal to succeed.

Learn More and Invest


Kingdom Faire

Invest before July 18th!

Invest $1,000 and get a lifetime season pass to Kingdom Faire!

We are always looking for ways to accommodate our fans, and have decided to add an additional perk to our $1,000 investment tier: a **Lifetime Season Pass.**

Invest $10,000 and get a lifetime season pass to all our future events!

We plan to have many more events and you can get a pass to all of them on top of your investment in the business.

What is WeFunder?

WeFunder is like Kickstarter for investing; they allow anyone to invest in startups and businesses they love for as little as **$100**. Unlike Kickstarter, you are not buying a product or donating to an artist. Instead, you are ***investing*** in a business with the hope of earning a return on your investment.

Invest Now

What if I don't want to invest through WeFunder?

If you are an accredited investor you can email us at invest@megaraentertainment.com.

Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Any statements regarding future performance or growth are "forward looking statements" and should be regarded as such.

Our mailing address is:
Megara Inc.
8 The Grn Ste A
Dover, DE 19901-3618

MEGARA

Christopher Francia <chris.francia@megara.us>

Kingdom Faire Project Update
1 message

Kingdom Faire <info@kingdomfaire.com> Mon, Jul 11, 2022 at 10:41 AM
Reply-To: Kingdom Faire <info@kingdomfaire.com>
To: chris.francia@megara.us

Kingdom Faire

A Letter From Our CEO

Friends, Family, and Fans,

What an amazing first week in crowdfunding! The overwhelming support we have received is astounding and truly speaks to the need for an event like this in our community. I want to personally thank everyone who has contributed so far as we are that much closer to our goal. However, there is still a ways to go, and only a few days left to get there.

If everyone who has seen our campaign invested $100 today, we would reach our goal before midnight. I know $100 is a lot of money, especially these days, and for some it may not be possible, but for those of you who can I ask that you contribute where you can to help keep our vision moving forward. If you can't contribute, we ask that you help spread the word about our campaign through your network, whether that be through social media, email, or word of mouth, the more people who know about this campaign the higher our chance of success.

Our team is off to an amazing start and opportunities like we have today rarely come around a second time. I have worked with many great teams and people in my career, and never have I had more confidence than I do in everyone who made Kingdom Faire 1.0 possible. Together, I have full faith that we can accomplish everything we set out to do, but we can't do it without you.

Please click the link below and invest in us and share in the vision and potential of it.

Sincerely,

Christopher Francia
Chief Executive Officer
Megara Inc.

Invest Now

Invest before July 18th!

Invest $1,000 and get a lifetime season pass to Kingdom Faire!

We are always looking for ways to accommodate our fans, and have decided to add an additional perk to our $1,000 investment tier: a **Lifetime Season Pass.**

Invest $10,000 and get a lifetime season pass to all our future events!

We plan to have many more events and you can get a pass to all of them on top of your investment in the business.

What is WeFunder?

WeFunder is like Kickstarter for investing; they allow anyone to invest in startups and businesses they love for as little as **$100**. Unlike Kickstarter, you are not buying a product or donating to an artist. Instead, you are ***investing*** in a business with the hope of earning a return on your investment.

What if I don't want to invest through WeFunder?

If you are an accredited investor you can email us at invest@megaraentertainment.com.

Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Any statements regarding future performance or growth are "forward looking statements" and should be regarded as such.

Our mailing address is:
Megara Inc.
8 The Grn Ste A
Dover, DE 19901-3618

Add us to your address book


Be a part of the experience!
Own a piece of Kingdom Faire!
» LINK IN BIO «
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To learn more fallow the link!
Quick link access in instagram story, in bio or below!
https://wefunder.com/megara.inc
Make sure to share with your friends and family!
We can't wait to see you there!
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#renaissancefaire
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kingdomfaire ...

kingdomfaire Don't Miss Out!

Now is your chance to be apart of the experience! You can own a piece of Kingdom Faire and also have a place to call home!

Invest in Kingdom Faire with WeFunder, you are not only supporting our festival and vision for the future—you will also own a small part of the world we've created. At each investment level, you will receive not only stock in our company, but a title and style that reflects your station in our world. You'll be honored on our display of Peers and Pirates and

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Liked by **empie95** and **63 others**

3 DAYS AGO

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kingdomfaire •••

kingdomfaire You can own a piece of Tolaguna too! Go too https://wefunder.com/megara.inc

Link in story

We are searching for our home!

Did you know when you donate you get a fancy title? Go check it out!

#Tolaguna
#whatsyourtitle

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Liked by **empie95** and **77 others**

6 DAYS AGO

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Kingdom
Faire

kingdomfaire •••

kingdomfaire Did you know we are trying to get a permanent home?

Check out our wefunder!

https://wefunder.com/megara.inc

#theresnoplacelikehome

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Liked by **knightlyendeavors** and **50 others**

JULY 6

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Kingdom Faire

kingdomfaire •••

kingdomfaire We have some very exciting news!

Kingdom Faire is looking to find a permanent home! Not just for us but for you! We were so deeply touched by all the kind and positive feedback in our first year that we are now looking to find the perfect location!

View insights

Liked by **knightlyendeavors** and **109 others**

JULY 5

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.